SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

Fresh Del Monte Produce Inc.
(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)

Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands
(Address if Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

FRESH DEL MONTE PRODUCE INC. ANNOUNCES ACQUISITION OF STANDARD FRUIT AND VEGETABLE COMPANY

Deal Expands Company’s North American Presence,
Enhances Vertical Integration and Diversifies Product Line

CORAL GABLES, Fla. — January 27, 2003 – Fresh Del Monte Produce Inc. (NYSE: FDP), one of the world’s largest producers and marketers of fresh and fresh-cut fruit, vegetables and other produce, announced today that it has acquired for cash Standard Fruit and Vegetable Company. The acquisition is expected to be accretive to earnings by the end of 2003 and should provide significant synergies that are expected to further enhance earnings.

The acquisition of Standard Fruit and Vegetable, a Dallas-based integrated distributor of fresh fruit and vegetables with annual revenues of $335 million, also enhances Fresh Del Monte’s diversification strategy by expanding its product mix, advancing its vertical integration, and increasing its U.S. presence in key markets, particularly the Southwest. Fresh Del Monte expects to realize substantial cost savings from Standard’s acquisition as it integrates distribution, sales, marketing, transportation and purchasing with Fresh Del Monte’s infrastructure.

The acquisition provides Fresh Del Monte with a highly complementary distribution network — which includes facilities in Dallas, Kansas City, Phoenix, Atlanta and Monte Vista, Colo., as well as strong customer relationships with more than 500 retail, food service and supercenter customers in approximately 30 states in the Southwest, Midwest and Southeast.

“This acquisition demonstrates our continued focus on growing our business through diversification and leveraging our infrastructure and brand name,” said Fresh Del Monte Chairman and Chief Executive Officer, Mohammad Abu-Ghazaleh. “We are very enthusiastic about this major acquisition and the many opportunities it offers to grow revenues and market share while increasing earnings.”

The Standard acquisition provides some important synergies and advantages that will increase Fresh Del Monte’s product offerings. Standard is a leading national distributor of tomatoes, potatoes and onions, three products that Fresh Del Monte does not currently offer. Standard also supplies an extensive line of specialty items, many of which are not currently included in Fresh Del Monte’s product line. Both companies offer an extensive selection of fresh fruit and vegetables, as well as fresh-cut fruit and vegetables and both provide value-added services, such as custom packaging, ripening and marketing services.

“These attractive product additions and our expanded capacity to provide a wide variety of other fruit and vegetables will undoubtedly make us more appealing to existing and prospective customers who increasingly seek fewer suppliers to provide a broader range of high-quality products,” said Mr. Abu-Ghazaleh.

Fresh Del Monte will host a conference call for investors today at 11:00 A.M. (EST) to discuss the acquisition. The dial-in number is 800-314-7867 and 719-867-0640 (International only) and the passcode is 420731. A replay will be available through Wednesday, January 29, 2003 at 888-203-1112 and the passcode is 420731. Investors may also listen via Webcast on the Internet at http://www.freshdelmonte.com. The call will be archived on the Company’s Web site.

Founded in 1933 and based in Dallas, Texas, Standard Fruit & Vegetable services retail chains, foodservice distributors, and other wholesalers in approximately 30 states. Standard, a privately held company, is nationally recognized as a progressive industry leader with facilities in Atlanta, GA; Chicago, IL; Dallas, TX; Kansas City, KS; Monte Vista, CO; and Phoenix, AZ. Standard is a prominent force in fresh produce distribution, potato & tomato repacking, and value-added services, providing a complete inventory of fresh produce.

Fresh Del Monte is a leading vertically integrated producer and marketer of high quality fresh and packaged fresh-cut fruit and vegetables. The Company’s products include bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia® sweet onions and various greens. The Company markets its products worldwide under the DEL MONTE® brand, a symbol of product quality and reliability since 1892.

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information – Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F for the year ended December 28, 2001.

Note to the Editor: This release and other press releases are available on the Company’s web site www.freshdelmonte.com.

Contact:	John F. Inserra Executive Vice President and Chief Financial Officer 305-520-8065	Christine Cannella Director, Investor Relations and Corporate Communications 305-520-8451

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: January 29, 2003	By: /s/ Hani El-Naffy

Hani El-Naffy President & Chief Operating Officer

By: /s/ John F. Inserra

John F. Inserra Executive Vice President & Chief Financial Officer